SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Relações com Investidores
Embratel Participações S.A.
Av. Presidente Vargas 1012 - 10ºAndar, V
Centro
20.071 -910 Rio de Janeiro – RJ
Tel: (21) 2121-9662 & 2121-6474
Fax: (21) 2121-6388

CT.FIN-60 n.º 030/2006	Rio de Janeiro, June 20 th, 2006.

Free Translation

Comissão de Valores Mobiliários – CVM
Gerência de Acompanhamento de Empresas 2 (GEA-2)
Rua Sete de Setembro, 111 - 2º andar
CEP: 20159-900 Rio de Janeiro - RJ
Rio de Janeiro - RJ

Att.: Sr. Alexandre Lopes de Almeida
         Gerente de Acompanhamento de Empresas 2

Ref.: CVM Letter - Ofício/CVM/SEP/GEA-2/Nº 0184/06 dated May 09, 2006

Additional explanation of Embratel Participações S/A Letter CT.FIN 60 n.º 24/2006, dated May 10th., 2006, distributed through IPE System - CVM/BOVESPA on the same date; and Letter CT.FIN 60 n.º 29/2006, dated June 1st., 2006, distributed through IPE System - CVM/BOVESPA on the same date, both documents in response to CVM Letter above.

Dear Sir:

Embratel Participações S/A provides additional explanation to CVM’s Letter - Ofício CVM/SEP/GEA-2/N.º 0184/06, dated May 09th., 2006.

We are at your disposal should you request any further information.

Sincerely,

Isaac Berensztejn
Investor Relations Director

Rio de Janeiro, June 19, 2006

To
Embratel Participações S.A.

Att: Mr. Isaac Berensztejn

Ref: Process of Cancellation of Registration – Letter CVM/SEP/GEA-2 no. 184/06

Gentlemen,

In our capacity of counsel to Telmex Solutions Telecomunicações Ltda. and further to our understandings concerning the possibility of holding the tender offer for the acquisition of the total outstanding shares issued by Embratel Participações S.A. (“EMBRAPAR”), with a view to canceling EMBRAPAR’s registration as a publicly-held company, please find enclosed opinion issued by a Portuguese Professor, Mr. Evanildo Bechara, concerning the meaning of item 5.1.9 of the Purchase and Sale Agreement of Shares issued by EMBRAPAR, which reproduces the exact terms of item 4.3, X, of the Notice of Privatization of the Telebrás System.

The opinion relates to the correct interpretation of the sections above mentioned, from a grammatical and semantic perspective. From this standpoint, Professor Bechara affirms that the only obligation of EMBRAPAR is to keep its records up-to-date. This interpretation is due because the expression ‘as a public company’ is linked to the verb ‘registered’, not to the verb ‘keep’.

It must be highlighted that Professor Evanildo Bechara is a member of the Brazilian Academy of Letters (Academia Brasileira de Letras) and one of the most important living experts in Portuguese language, in Brazil. He is also a well-known professor in many academic institutions in Brazil and abroad.

With no further comments, we are at your disposal for any necessary clarifications.

Sincerely,

(signature)
Alberto de Orleans e Bragança
Xavier, Bernardes e Bragança, Sociedade de Advogados

OPINION

on the wording of the text of Clause 5 of the Contract, relative to the Special Obligations of the Buyer

The sub-clause is worded as follows:
“5.1.9 keep the COMPANY, once registered, as a publicly-held company, with its registrations referred to in item 5.1.8 always up-to-date” .
The expression in between commas ‘as a publicly-held company’ has generated the possibility of double interpretation. The first interpretation would be that the expression is tied semantically and grammatically as a complement of the adjective participle registered that has a transitive meaning – and hence that the separation of the phrase in between commas is excessive and unnecessary. The second interpretation of this sub-clause 5.1.9 is that the expression ‘as a publicly-held company’ is to be interpreted as an absolute expression, semantically and grammatically independent from the adjective participle registered- making it intransitive – and, thus, fully justifying the placement of the comma in the beginning and in the end of the expression so as to mark the absolute nature that said expression has in the context of the wording of sub-clause 5.1.9.

In reality, in our opinion, it is obvious that the intent of the drafter of Clause Five was to establish a strict and non-dissociative relation between the indicative meaning the content of sub-clause 5.1.8, which alludes to the “registration process of the COMPANY for trading its securities in stock exchanges” with the various competent bodies for exercising such trading, and sub-clause 5.1.9, which recommends that these registrations listed in 5.1.8 be kept up-to-date.

The adjective participle registered that has a transitive meaning in the expression “once registered”, presupposes that the act was not yet perfect and completed. Thus, it unquestionably stands for the expression “when the registration has been concluded”, such registration that was up until then undergoing “registration process” so as to enable the Company to trade securities in stock exchanges. Consequently, in a last analysis, it makes the Company depend, for such exercise, on the future registration to which the text of 5.1.8 refers.

In our opinion, this interpretation is correct. The expression as a registered company is semantically and grammatically dependent and linked to the adjective participle registered that has a transitive meaning, and, hence, should not be placed in between commas within the context of sub-clause 5.1.9.

This conclusion renders the interpretation whereby the expression as a publicly-held company, placed in between commas, has an absolute value and independent of the content of sub-clause 5.1.8, incorrect and inadequate since such interpretation is in blatant disaccord with the actual intent of the drafter when it stated in sub-clause 5.1.9 there was a need to keep the registrations always up-to-date.

This is our opinion.

Rio de Janeiro, June 15 of 2006.

[signed]
Evanildo Bechara
Full Professor and Emeritus of Roman Philosophy and Portuguese Language of the Universities UERJ and UFF
Member of the Brazilian Academy of Literature

EVANILDO BECHARA

(Summary of biography published on the website of the Brazilian Academy of Letters)

Fifth occupant of Chair No. 33 of the Brazilian Academy of Letters, elected on December 11, 2000, to succeed Afrânio Coutinho and received on May 25, 2001 by Member Sergio Corrêa da Costa.

Born Recife on February 26, 1928. Studied Letters, specializing in Neo-Latin, at the La-Fayette University Institute, today UERJ (State University of Rio de Janeiro), Bachelor in 1948 with further License degree in 1949. Specialized in Roman Philology in Spain in 1961 and 1962, under Dámaso Alonso, with a scholarship from the Spanish government. Doctor of Letters from UEG (today UERJ) in 1964.

Assumed chair of Roman Philology at the School of Philosophy, Sciences and Letters of UEG (today UERJ) in 1964. Professor of Roman Philology at the Institute of Letters of UERJ, from 1962 to 1992. Professor of the Portuguese Language at the Institute of Letters of UFF, from 1976 to 1994.

Full professor of Portuguese Language, Linguistics and Roman Philology at the Souza Marques Technical-Educational Foundation, from 1968 to 1988. Professor of the Portuguese Language and Roman Philology in Brazilian Institutes of Higher Learning (e.g. PUC-RJ, UFSE, UFPB, UFAL, UFRN, UFAC) as well as abroad (Germany, Holland and Portugal).

In 1971-72 was Visiting Professor at the University of Cologne (Germany) and from 1987 to 1989 at the University of Coimbra (Portugal).

Professor Emeritus at the State University of Rio de Janeiro (1994) and the Fluminense Federal University (1998).

The following titles are among his university theses: The Evolution of Concessive Thought in Portuguese (1954), The Future in Roman (1962), The Nominal Syntax in the Peregrinatio Aetheriae ad Loca Sancta (1964), The Contribution of M. Said Ali to Portuguese Philology (1964), Studies on Os Lusíadas by José Maria Rodgrigues (1980), The Historical Phases of the Portuguese Language: Attempted Proposal for a New Periodization (1985). Author of some twenty books, among which is the Modern Grammar of the Portuguese Language, widely used in schools and academic institutions, and director of the team of Letters students at PUC-RJ that, in 1972, collected the lexical corpus of orthographic vocabulary of the Portuguese Language, under the general direction of Antonio Houaiss.

Advisor for Masters dissertations and Doctoral theses for the Department of Letters of PUC-RJ (Catholic University of Rio de Janeiro), for the Institute of Letters at UFF and Institute of Letters at UERJ since 1973. Member of examination boards for Masters dissertations, Doctoral and Post Doctoral theses for the School of Letters of UFRJ (Federal University of Rio de Janeiro), at the Institute of Letters of UERJ and in other Institutions of Higher Learning in Brazil, since 1973. Member of examination boards for public qualifying exams for superior magistrate at the Institute of Letters of UFF, the Institute of Letters at UERJ and the Department of Letters at USP, since 1978.

Director of the Institute of Philology and Letters of UERJ, from 1974 to 1980 and from 1984 to 1988; Secretary-General of the Rio de Janeiro State Board of Education, from 1965 to 1975; Director of the Education Institute of Rio de Janeiro, from 1976 to 1977, Member of the Rio de Janeiro State Board of Education, from 1978 to 1984; Chair of the Philology and Linguistics Department at the Institute of Philology and Letters or UERJ, from 1981 to 1984; Chair of the Department of Letter of the Souza Marques Technical-Educational Foundation, from 1968 to 1988.

Member of the Brazilian Academy of Philology, of the Brazilian Society of Roman Language Experts, of the Linguistic Circle of Rio de Janeiro. Member of the Société de Linguistique Romane (of which was a member of the Comité Scientifique from 1996-1999) and of the PEN Club of Brazil. Corresponding member of the Academy of Sciences of Lisbon and of the International Academy of Portuguese Culture. Professor Emeritus of the State University of Rio de Janeiro (1994) and of the Fluminense Federal University (1998); Doctor Honoris Causa of the University of Coimbra (2000).

Presented with the medals José de Anchieta and Honor of Educational Merit (by the Secretary of Education and Culture of Rio de Janeiro), and the Oskar Nobiling medal (from the Brazilian Society of Language and Literature).

Among hundreds of articles, letters, domestic and international symposia, Bechara wrote books that have already become classics through their many editions.

Director of the magazines Littera (1971-1976) – 12 volumes published; Confluência (1990-2003), 23 volumes published to date (2003).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.